EXHIBIT 99.2

Amendment to the

ACERAGEN, INC.

2021 STOCK INCENTIVE PLAN

This Amendment (this “Amendment”) to the Aceragen, Inc. 2021 Stock Incentive Plan (the “Plan”), is effective as the Effective Date (as defined below).

W I T N E S S E T H:

WHEREAS, Aceragen, Inc. (“Aceragen”) maintains the Plan;

WHEREAS, under Section 9(d) of the Plan, the Board of Directors of Aceragen (the “Board”) may amend, suspend or terminate the Plan or any portion thereof at any time, subject to the limitations set forth in the Plan

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) entered into as of September 28, 2022, by and among Idera Pharmaceuticals, Inc., a Delaware corporation (“Idera”), Bell Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), Bell Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Idera (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and Aceragen, as a result of the Merger (as defined in the Merger Agreement), Aceragen shall merge with and into Second Merger Sub and the surviving entity shall be a wholly owned subsidiary of Idera.

WHEREAS, pursuant to and subject to the terms of the Merger Agreement, as a result of the Merger, the shares of the common stock of Aceragen shall be converted at the First Effective Time (as defined in the Merger Agreement) into the right to receive a number of shares of Parent Stock Payment Shares (as defined in the Merger Agreement) determined on the basis of the Exchange Ratio (as defined in the Merger Agreement), as further set forth in Sections 1.5 and 1.6 of the Merger Agreement;

WHEREAS, pursuant to and subject to the terms of the Merger Agreement, as a result of the Merger, each Company Option held by a Continuing Employee (as such terms are defined in the Merger Agreement) that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, shall cease to represent a right to acquire shares of the common stock of Aceragen and shall be assumed and converted, at the First Effective Time, into an option to purchase a number of shares of Parent Stock Payment Shares determined on the basis of the Exchange Ratio, as further set forth in Section 1.10 of the Merger Agreement (the “Option Conversion”, and such Company Options, the “Converted Options”);

WHEREAS, effective upon the First Effective Time (the “Effective Date”), Aceragen desires to amend certain terms of the Plan as set forth in this Amendment.

WHEREAS, the Board has determined that this Amendment does not materially and adversely affect the rights of Participants under the Plan, and therefore, this Amendment shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the Effective Time.

NOW, THEREFORE, conditioned upon the Closing of the Merger (as each term is defined in the Merger Agreement) and effective as of the Effective Date, the Plan is hereby amended as follows:

1.     Simultaneously with the Option Conversion, the Plan shall be assumed by Idera, and all obligations of Aceragen under the Plan shall be obligations of Idera. For all purposes under the Plan and any Award granted under the Plan at any time, references to the “Company” shall mean Idera, and, except where the context otherwise requires, the term “Company” shall include any of Idera’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which Idera has a controlling interest, as determined by the Board. Without limiting the foregoing, (i) references to shares of “Common Stock” shall mean shares of common stock, $0.001 par value per share, of Idera (adjusted, to the extent applicable, pursuant to the terms of the Merger Agreement); provided that unless and until the Preferred Stock Conversion Proposal (as defined in the Merger Agreement) is approved, “Common Stock” shall alternatively mean shares of Parent Convertible Preferred Stock (as defined in the Merger Agreement), to the extent applicable in respect of Converted Options, and (ii) references to the “Board of Directors of the Company” shall mean the Board of Directors of Idera.

2.	Section 2 of the Plan is amended to read as follows:

2.  Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as such terms are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards under the Plan. Each person who is granted an Award under the Plan is deemed a “Participant.” “Award” means Options (as defined in Section 5), Restricted Stock (as defined in Section 6), Restricted Stock Units (as defined in Section 6) and Other Stock-Based Awards (as defined in Section 7).

3.	Section 3 of the Plan to add the following new Section 3(c) to the end thereof:

(c)             Discretionary Awards to non-employee directors may be granted and administered only by a Committee, all of the members of which are independent directors as defined by Section 5605(a)(2) of the NASDAQ Marketplace Rules.

4.	Section 5 of the Plan to add the following new Sections 5(g) and 5(h) to the end thereof:

(g)             Limitation on Repricing. Unless such action is approved by the Company’s stockholders, the Company may not (except as provided for under Section 8): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option, (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share above the then-current Fair Market Value, other than pursuant to Section 8, or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the NASDAQ Stock Market (“NASDAQ”).

(h)             No Reload Options. No Option granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional Options in connection with any exercise of the original Option.

5.	Section 9(f)(2) of the Plan is deleted in its entirety.

6.	Section 10(d) of the Plan is amended to read as follows:

(d)             Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) no amendment that would require stockholder approval under the rules of NASDAQ may be made effective unless and until the Company’s stockholders approve such amendment; and (ii) if the NASDAQ amends its corporate governance rules so that such rules no longer require stockholder approval of NASDAQ “material amendments” to equity compensation plans, then, from and after the effective date of such amendment to the NASDAQ rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 4(b) or 8), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless and until the Company’s stockholders approve such amendment. In addition, if at any time the approval of the Company’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 10(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan.

7.	Section 10(g) of the Plan is amended to read as follows:

It is intended that all Awards granted hereunder be either exempt from, or issued in compliance with, Code Section 409A.

If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant pursuant to the Plan in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the Code and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, which determinations shall be binding on the Participant, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A of the Code) (the “New Payment Date”), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

8.	The California Supplement to the Plan is amended to add the following to the end thereof:

Notwithstanding anything in the Plan or this California Supplement to the contrary, the provisions of this California Supplement other than Section 1(c) and Section 4 of this California Supplement shall not apply at any time that securities are not offered or sold pursuant to the Plan in reliance on Section 25102(o) of the California Corporations Code, as amended. The provisions of Section 1(c) and Section 4 of this California Supplement shall not apply to Awards that do not involve the offering or sale of securities in reliance on Section 25102(o) of the California Corporations Code, as amended.

9.	Except as modified by this Amendment, all the terms and provisions of the Plan shall continue in full force and effect.

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IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of the date set forth below, but effective as of the Effective Date.

ACERAGEN, INC.

/s/ John Taylor
By

John Taylor
Print Name

Chief Executive Officer
Title

9/28/2022
Date